Exhibit 99.1

Greenbrook to Voluntarily Delist From Toronto Stock Exchange

TORONTO--(BUSINESS WIRE)--February 27, 2023--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), announces that it has applied and received approval for a voluntary delisting of its common shares (each a “Common Share”) from the Toronto Stock Exchange (the “TSX”).

With Greenbrook’s Common Shares being listed on the Nasdaq Capital Market (“NASDAQ”) since March 2021, the Company believes the trading volume of its common shares on the TSX no longer justifies the expense and administrative requirements associated with maintaining a TSX listing. The Company also believes NASDAQ provides its shareholders with sufficient liquidity, and the cost savings from the elimination of TSX listing fees and associated professional fees, as well as the savings in time and effort of management required to maintain a dual listing, can be redirected to initiatives intended to generate shareholder value. Effective at the close of markets on March 13, 2023, Greenbrook’s Common Shares will no longer be listed or traded on the TSX.

Following delisting from the TSX, the Common Shares will continue to be listed and trade on the NASDAQ under the symbol “GBNH” and Greenbrook’s shareholders can trade their Common Shares through their brokers on NASDAQ. As most brokers in Canada, including many discount and online brokers, have the ability to buy and sell securities listed on NASDAQ, Greenbrook’s NASDAQ listing will continue to provide shareholders with the same accessibility to trade the Company’s Common Shares. Holders of Common Shares in Canadian brokerage accounts are encouraged to contact their brokers to confirm how to trade their Common Shares on the NASDAQ following the delisting of the Common Shares from the TSX.

In accordance with the TSX Company Manual, the TSX does not require shareholder approval of the voluntary delisting of the Common Shares from the TSX, as an acceptable alternative market for the Common Shares exists on NASDAQ.

About Greenbrook TMS Inc.

Operating through 183 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 27,000 patients struggling with depression.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including statements concerning the Company’s delisting from the TSX and the anticipated benefits resulting therefrom, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, and the other factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.
investorrelations@greenbrooktms.com
1-855-797-4867